SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. )*

ELEVATE CREDIT, INC.
(Name of Issuer)

Common Stock, par value $0.0004 per share
(Title of Class of Securities)

28621V101
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page of 1 of 16

Exhibit Index on Page 16

CUSIP # 28621V101	Page 2 of 16

1	NAMES OF REPORTING PERSONS TCV V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,967,123 shares of Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Common Stock
	7	SOLE DISPOSITIVE POWER 5,967,123 shares of Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,967,123 shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 28621V101	Page 3 of 16

1	NAMES OF REPORTING PERSONS TCV Member Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 118,286 shares of Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Common Stock
	7	SOLE DISPOSITIVE POWER 118,286 shares of Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,286 shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 28621V101	Page 4 of 16

1	NAMES OF REPORTING PERSONS Technology Crossover Management V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,085,409 shares of Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Common Stock
	7	SOLE DISPOSITIVE POWER 6,085,409 shares of Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,085,409 shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(A) Please see Item 4.

CUSIP # 28621V101	Page 5 of 16

1	NAMES OF REPORTING PERSONS TCV Management 2004, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Common Stock (A)
	6	SHARED VOTING POWER 6,110 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0- shares of Common Stock (A)
	8	SHARED DISPOSITIVE POWER 6,110 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,110 shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(A) Please see Item 4.

CUSIP # 28621V101	Page 6 of 16

1	NAMES OF REPORTING PERSONS Jay C. Hoag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Common Stock
	6	SHARED VOTING POWER 6,091,519 shares of Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Common Stock
	8	SHARED DISPOSITIVE POWER 6,091,519 shares of Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,091,519 shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(A) Please see Item 4.

CUSIP # 28621V101	Page 7 of 16

1	NAMES OF REPORTING PERSONS Richard H. Kimball
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Common Stock
	6	SHARED VOTING POWER 6,091,519 shares of Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Common Stock
	8	SHARED DISPOSITIVE POWER 6,091,519 shares of Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,091,519 shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(A) Please see Item 4.

CUSIP # 28621V101	Page 8 of 16

1	NAMES OF REPORTING PERSONS John L. Drew
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Common Stock
	6	SHARED VOTING POWER 6,091,519 shares of Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Common Stock
	8	SHARED DISPOSITIVE POWER 6,091,519 shares of Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,091,519 shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(A) Please see Item 4.

CUSIP # 28621V101	Page 9 of 16

1	NAMES OF REPORTING PERSONS Jon Q. Reynolds, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Common Stock
	6	SHARED VOTING POWER 6,091,519 shares of Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Common Stock
	8	SHARED DISPOSITIVE POWER 6,091,519 shares of Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,091,519 shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(A) Please see Item 4.

CUSIP # 28621V101	Page 10 of 16

1	NAMES OF REPORTING PERSONS John C. Rosenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,110 shares of Common Stock
	6	SHARED VOTING POWER 6,085,409 shares of Common Stock (A)
	7	SOLE DISPOSITIVE POWER 6,110 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 6,085,409 shares of Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,091,519 shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(A) Please see Item 4.

CUSIP # 28621V101	Page 11 of 16

Item 1(a).	Name of Issuer

Elevate Credit, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

4150 International Plaza, Suite 300

Fort Worth, TX 76109

Item 2(a).	Name of Persons Filing

This statement is being filed by (1) TCV V, L.P., a Delaware limited partnership (“TCV V”), (2) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund” and, together with TCV V, the “TCV Funds”), (3) Technology Crossover Management V, L.L.C., a Delaware limited liability company (“TCM V”), (4) TCV Management 2004, L.L.C., a Delaware limited liability company (“TCM 2004” and, collectively with the TCV Funds and TCM V, the “TCV Entities”), (5) Jay C. Hoag (“Mr. Hoag”), (6) Richard H. Kimball (“Mr. Kimball”); (7) John L. Drew (“Mr. Drew”), (8) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), and (9) John C. Rosenberg (“Mr. Rosenberg”). Mr. Hoag, Mr. Kimball, Mr. Drew and Mr. Reynolds are collectively referred to as the “Members.” The TCV Entities, the Members and Mr. Rosenberg are sometimes collectively referred to herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office

The mailing address for each of the Reporting Persons is:

c/o Technology Crossover Ventures

528 Ramona Street

Palo Alto, California 94301

Item 2(c).	Citizenship

Each of TCV V, TCM V and TCM 2004 are Delaware limited liability companies. Member Fund is a Cayman Islands exempted limited partnership. The Members and Mr. Rosenberg are each United States Citizens.

Item 2(d) and 2(e).	Title of Class of Securities and CUSIP Number

Common Stock, par value $0.0004 per share (“Common Stock”)

CUSIP Number: 28621V101

Item 3.	Not applicable.

CUSIP # 28621V101	Page 12 of 16

Item 4.	Ownership

The following information with respect to beneficial ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of December 31, 2017:

				(c) Number of share as to which person has:
Name of Reporting Person	(a) Amount beneficially owned		(b) Percent of Class*	Sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of	Shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of
TCV V, L.P.	5,967,123		14.3%	5,967,123	—
TCV Member Fund, L.P.	118,286		0.3%	118,286	—
Technology Crossover Management V, L.L.C.	6,085,409		14.5%	6,085,409	—
TCV Management 2004, L.L.C.	6,110	**	0.0%	—	6,110
Jay C. Hoag	6,091,519	**	14.6%	—	6,091,519
Richard H. Kimball	6,091,519	**	14.6%	—	6,091,519
John L. Drew	6,091,519	**	14.6%	—	6,091,519
Jon Q. Reynolds, Jr.	6,091,519	**	14.6%	—	6,091,519
John C. Rosenberg	6,091,519	**	14.6%	6,110	6,085,409

*	All percentages in this table are based on 41,859,871 shares of Common Stock outstanding on November 7, 2017, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed by the Issuer with the Securities and Exchange Commission on November 9, 2017.
**	Includes 6,110 shares directly held by Mr. Rosenberg for the benefit of TCM 2004.

Each of the TCV Funds has the sole power to dispose or direct the disposition of the shares which it holds directly, and has the sole power to vote or direct the vote of such shares.

TCM V is the sole general partner of TCV V and a general partner of Member Fund and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by TCV V and Member Fund. TCM V disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. The Members are Class A Members and Mr. Rosenberg is an assignee of TCM V and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by TCV V and Member Fund. Each of the Members, Mr. Rosenberg and TCM V disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interest therein.

TCM 2004 has a right to 100% of the pecuniary interest in the shares of the Issuer held by Mr. Rosenberg. Such shares are directly held by Mr. Rosenberg, and Mr. Rosenberg has sole voting and dispositive power over the shares. The Members are members of TCM 2004 and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by Mr. Rosenberg. Each of the Members and Mr. Rosenberg disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

CUSIP # 28621V101	Page 13 of 16

Except as set forth in this Item 4, each of the Reporting Persons disclaims beneficial ownership of any shares owned beneficially or of record by any other Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 above.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

CUSIP # 28621V101	Page 14 of 16

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

TCV V, L.P.
a Delaware limited partnership,

Technology Crossover Management V, L.L.C.
a Delaware limited liability company, its
General Partner

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

TCV member fund, L.P.
a Cayman Islands exempted limited partnership,

Technology Crossover Management V, L.L.C.
a Delaware limited liability company, its
General Partner

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

technology crossover management v, l.l.c.
a Delaware limited liability company,

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

CUSIP # 28621V101	Page 15 of 16

TCV management 2004, l.l.c.
a Delaware limited liability company,

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

Jay c. hoag

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

Richard H. Kimball

By:
Name:	Frederic D. Fenton
Title:	Attorney in Fact

John L. Drew

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

jon Q. reynolds, jr.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

john c. rosenberg

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

CUSIP # 28621V101	Page 16 of 16

EXHIBIT

Exhibit
Exhibit 1:	Agreement of Joint Filing dated February 13, 2018.
Exhibit 2:	Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the Common Stock of Interactive Brokers Group, Inc. filed on July 10, 2009).
Exhibit 3:	Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Schedule 13D relating to the Common Stock of Green Dot Corporation filed on August 6, 2010).